

June 13, 2012

<u>Via E-mail</u>
John Burns
Chief Executive Officer
PyroTec, Inc.
125-E Wappoo Creek Drive, Suite 202A
Charleston, South Carolina 29412

> **Re:** **PyroTec, Inc.**
> **Form 8-K**
> **Filed June 5, 2012**
> **File No. 000-54547**

Dear Mr. Burns:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5.06 Change in Company Status

1. We note that your report includes the Form 8-K item number used to indicate a change in shell company status. Please provide us with your detailed analysis as to how you determined that you are no longer a "shell company" as that term is defined in Rule 12b-2 under the Exchange Act, or revise your disclosure as appropriate. In this regard, we note your disclosure on the page under the caption "Plan of Operation" regarding your need to raise additional funds. Further, we note your disclosure under the captions "Going Concern" and "Liquidity and Capital Resources" regarding the amount of your cash on hand, assets, and net losses since inception.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc:     Anthony R. Paesano
        Paesano Akkashian, PC